UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April, 2008

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

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CONTAX PARTICIPAÇÕES S.A.

Corporate Taxpayer’s ID (CNPJ) 04.032.433/0001 -80 Corporate Registry ID (NIRE) 33300275410 Publicly-held Company

MINUTES OF THE BOARD OF DIRECTORS’ ORDINARY MEETING HELD ON MAY 6, 2008

I. DATE, TIME AND PLACE: On May 6, 2008, at 3:00 pm, at Contax Participações S/A’s headquarters, located at Rua do Passeio, 48 a 56, parte, Centro, in the city and state of Rio de Janeiro. II. CALL NOTICE: The call notice was individually sent to the Board Members. III. ATTENDANCE: Members representing the totality of Board Members in office, Mrs. Estela Vieira, partner of PriceWaterhouseCoopers Auditores Independentes, as well as invitees, Messrs. Ricardo Ferraz and Gilmar Dalilo attended the meeting. IV. PRESIDING BOARD: Chairman: Mr. Otávio Marques de Azevedo, and Secretary: Mrs. Luciene Sherique. V. AGENDA: (1) Income for the first quarter of 2008; (2) Corporate Act: alterations in the Board of Directors. VI. RESOLUTIONS: Item 1: The Company’s income for the first quarter of 2008 was presented and the matters raised by Board members were clarified. The matter was examined and its disclosure to the market was authorized. The Company’s independent public accountant, PriceWaterhouseCoopers, represented by its partner, Mrs. Estela Vieira attended the meeting, who provided all the clarifications requested by the Board members. Item 2: (i) The Board members registered the resignation request made by the sitting member of the Board, Mr. Antonio Henrique Pinheiro Silveira, dated April 7, 2008, and his deputy, Mr. ANTONIO ADRIANO SILVA, is automatically vested into the position as sitting member of the Board, completing the term of office until the Annual General Meeting of 2009, pursuant to Article 15 of the Company’s Bylaws. The Board resolved to appoint, completing the term of office until the Annual General Meeting of 2009 and pursuant to article 15 of Law 6,404/76, as deputy member of Antonio Adriano Silva, Mr. ANTONIO HENRIQUE PINHEIRO SILVEIRA, Brazilian citizen, married, economist, identity card 114.703.65 -51, issued by SSP/BA and individual taxpayer’s register (CPF/MF) 010.394.107 -07, with office located at Esplanada dos Ministérios – Ministério da Fazenda, Bloco P, sala 309, CEP 70048-900, Brasília, Federal District. The new Board member declared he is not involved in any crimes that may prevent him from performing his duty and provided the declaration referred to by paragraph 4 of article 147 of Law 6,404/76. (ii) The Board members registered the resignation request made by the deputy Board member, Mr. Rubens Mário Marques de Freitas, dated April 25, 2008, and his position remain

ORDINARY MEETING OF THE BOARD OF DIRECTORS OF CONTAX PARTICIPAÇÕES S.A.
May 6, 2008

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vacant until subsequent resolution. VII. CLOSURE: There being no further business to discuss, the meeting was adjourned to draw up these present minutes, which were read, approved and signed by all attending Board Members: Rio de Janeiro, May 6, 2008. Signatures: Otávio Marques de Azevedo (Chairman); Antonio Adriano Silva; Joilson Rodrigues Ferreira (deputy); Francis James Leahy Meaney; Michel Neves Sarkis; Sergio Mamede Rosa do Nascimento. This is an English free translation of the original instrument drawn up in the Company’s records.

Luciene Sherique
Secretary

ORDINARY MEETING OF THE BOARD OF DIRECTORS OF CONTAX PARTICIPAÇÕES S.A.
May 6, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 07, 2008

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.